AM
3-1-2004

04002157

[UNITED STAT]ES
[SECURITIES AND EXCHANG]E COMMISSION
[Washington, D.C.] 20549

CM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 23 2004 WASH, DC 180 SECTION

SEC FILE NUMBER
8-65964

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grandwood Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 West 26th Street 9th Floor
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Mortell or Adam S. Birnbaum 646-442-0927 or 646-442-0926
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bagell, Josephs & Company, LLC
(Name – *if individual, state last, first, middle name*)

200 Haddonfield- Berlin Rd. Ste 400-403	Gibbsboro,	NJ	08026
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael J. Mortell and Adam S. Birnbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grandwood Securities, L.L.C., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Grandwood Capital, LLC- Member

Notary Public 2/20/04

DAZRINE F. CLEMENT
Notary Public, State of New York
No. 5060265
Qualified in Bronx County
Commission Expires 5/20/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANDWOOD SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

GRANDWOOD SECURITIES, L.L.C.
FINANCIAL STATEMENTS
DECEMBER 31, 2003

TABLE OF CONTENTS

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

INDEPENDENT AUDITORS' REPORT

To the Member
Grandwood Securities, L.L.C.
New York, N.Y.

We have audited the accompanying statement of financial condition of Grandwood Securities, L.L.C. (a Limited Liability Corporation) as of December 31, 2003 and the related statements of operations, change in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grandwood Securities, L.L.C. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

BAGELL, JOSEPHS & COMPANY, LLC.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Gibbsboro, New Jersey
January 20, 2004

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

ASSETS		
Cash and cash equivalents	$	37,425
Prepaid expenses		335
TOTAL ASSETS	$	37,760

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable and accrued expenses	$	1,600
Total liabilities		1,600
MEMBER'S CAPITAL		36,160
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	37,760

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
REVENUE	
Interest Income	$ 8
TOTAL REVENUE	8
EXPENSES	
Start-up costs	18,848
Professional fees	4,800
Taxes, licenses and permits	862
Rent	800
Office supplies and expense	312
Insurance	123
Telephone	103
TOTAL EXPENSES	25,848
NET LOSS	$ (25,840)

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003

BALANCE - BEGINNING OF YEAR	$ -
Net loss	(25,840)
Member's contributions	62,000
BALANCE - END OF YEAR	$ 36,160

The accompanying notes are an integral part these financial statements.

GRANDWOOD SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

	2003
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (25,840)
Adjustments to reconcile net loss to net cash (used in) operating activities:	
(Increase) in operating assets:	
Prepaid expenses	(335)
Increase in operating liabilities:	
Accounts payable and accrued expenses	1,600
Total adjustments	1,265
Net cash (used in) operating activities	(24,575)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	62,000
Net cash provided by financing activities	62,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	37,425
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 37,425

The accompanying notes are an integral part of these financial statements.

GRANDWOOD SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1- NATURE OF BUSINESS

Organization

Grandwood Securities, L.L.C. (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.(NASD) and the Securities Investor Protection Corporation. The Company is wholly owned by Grandwood Capital L.L.C., a privately owned New York limited liability company.

The Company was incorporated on December 3, 2002, and was approved as a registered broker-dealer on November 26, 2003. During the period from the date of incorporation to November 26, 2003, the Company's only activity was the process of seeking approval to operate as a NASD member broker-dealer. From November 26, 2003 to December 31, 2003, the Company did not provide any investment banking or other services to any parties. The Company expects to initiate such activities during the fiscal year 2004.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Income Taxes

The Company was organized as a Limited Liability Company (L.L.C.). Under these provisions, the Company is taxed as a partnership for federal and state income tax purposes. The Company does not pay corporate income taxes on its taxable income. Instead, the member is liable for its income taxes.

Start-Up Costs

The Company adopted Statement of Position No. 98-5 ("SOP 98-5"), "Reporting the Costs of Start-up Activities." SOP 98-5 requires that all non-governmental entities expense the cost of start-up activities, including organizational costs as those costs are incurred.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Regulatory Net Capital and Reserve Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital, as defined, of $35,825, which was $30,825 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 3- Related Party Transactions

The Company receives administrative services from the sole member of the organization through the use of an operating agreement for rent, insurance, office supplies, computers, etc. The cost of these services totaled $1,686 for the year ended December 31, 2003.

SUPPLEMENTAL INFORMATION

GRANDWOOD SECURITIES, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2003

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Total member capital from statement of financial condition	$ 36,160
Less: Non-allowable assets:	
Other assets	(335)
Total non-allowable assets	(335)
Tentative net capital	35,825
NET CAPITAL	$ 35,825

Computation of Basic Net Capital Requirement

Minimum required net capital requirements	$ 5,000
EXCESS NET CAPITAL	$ 30,825

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 1,600
Ratio of Aggregate Indebtedness to Net Capital	.04 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants

High Ridge Commons
Suites 400-403
200 Haddonfield Berlin Road
Gibbsboro, New Jersey 08026
(856) 346-2828 Fax (856) 346-2882

REPORT ON INTERNAL CONTROL

To the Member
Grandwood Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Grandwood Securities, L.L.C. December 31, 2003, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS & COMPANY, LLC.

BAGELL, JOSEPHS & COMPANY, L.L.C.
Certified Public Accountants
Gibbsboro, New Jersey

January 20, 2004